UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Apollo Gold Corporation
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
03761E102
(CUSIP Number)
Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 2007
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box    .

CUSIP NO. 03761E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,455,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,455,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,455,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

This Schedule 13D (Amendment No. 4) (“Amendment No. 4”) amends the Schedule 13D filed by Jipangu Inc. (“Jipangu”) on June 13, 2005 (the “Initial Filing”), as amended by Schedule 13D (Amendment No. 1) filed on October 31, 2005 (“Amendment No. 1”), Schedule 13D (Amendment No. 2) filed on November 22, 2005 (“Amendment No. 2”), and Schedule 13D (Amendment No. 3) filed on February 1, 2006 (“Amendment No. 3”).

This Amendment No. 4 is being filed to report the disposition by Jipangu, in a private placement offshore transaction to a third party purchaser through MGI Securities Inc., of 11,195,000 common shares of the Issuer on August 31, 2007 at a sale price of Cdn$0.44 for gross proceeds to Jipangu of Cdn$4,925,800. “Cdn$” means Canadian dollars.

Items 2, 4, 5 and 7 are amended as follows:

Item 2. Identity and Background

Subsequent to the filing of Amendment No. 3, Tokichiro Tani was appointed as a director of Jipangu. Mr. Tani’s principal occupation and employment is as a director. Mr. Tani is a citizen of Japan with a business address of c/o Jipangu Inc, 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

During the last five years, Mr. Tani has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The common shares were sold by Jipangu for the purpose of providing funds for the expansion of its Nevada operations and for general corporate purposes. Jipangu actively reviews its holdings in the Issuer on a continuous basis and, depending upon:

•	the price and availability of additional securities of the Issuer;
•	subsequent developments affecting the Issuer and the mining industry;
•	global, U.S. and Canadian stock market and economic conditions;
•	the prices of gold and other commodities;
•	other investment and business opportunities available to Jipangu;
•	changes in law or government regulations;
•	tax considerations;
•	the costs associated with maintaining the public listings of the Issuer; and
•	other factors deemed relevant by Jipangu,

Jipangu may at any time determine to acquire additional securities of the Issuer, sell all or part of its holdings in the Issuer, or engage or participate in a transaction or series of transactions with the purpose or effect of acquiring, changing or otherwise influencing control over the Issuer. Such transactions may take place at any time with or without prior notice and may include, without limitation:

•	entering into a negotiated business combination involving the Issuer;
•	making a tender or exchange offer for some or all of the common shares or other securities of the Issuer;
•	entering into one or more privately negotiated transactions for the purchase or sale of securities of the Issuer;
•	effecting open market purchases or sales of securities of the Issuer;
•	waging a proxy contest for control of the board of directors of the Issuer; or
•	taking other actions that could have the purpose or effect of directly or indirectly acquiring, changing or otherwise influencing control over the Issuer.

Except as set forth in this Amendment No. 4, Jipangu does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Jipangu is the beneficial owner of 12,455,000 common shares, no par value, of the Issuer, representing 8.7% of the outstanding common shares of the Issuer (based on 143,467,186 common shares outstanding as of the close of business on July 16, 2007). This figure includes: (1) 10,455,000 common shares of the Issuer currently owned by Jipangu; and (2) an additional 2,000,000 common shares of the Issuer that Jipangu has the right to receive upon exercise of the warrants issued to Jipangu pursuant to the Private Placement (as defined in Amendment No. 2). Jipangu exercises sole voting power and sole investment power with respect to all common shares beneficially owned by Jipangu. Except for the transactions described in Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, Jipangu has not engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

To the best of Jipangu’s knowledge, Bull Palace Corporation does not beneficially own any common shares of the Issuer, nor has it engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

To the best of Jipangu’s knowledge, none of the directors, officers or corporate auditors of Jipangu beneficially owns any common shares of the Issuer, nor have any of them engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The following agreements have been filed as exhibits to this Amendment No. 4:

1.*	Letter agreement dated January 18, 2006 and accepted January 25, 2006 between Jipangu and the Issuer.

2.*	Amendment No. 1 dated January 25, 2006 to the Registration Rights Agreement dated June 1, 2005 between Jipangu and the Issuer.

3.*	Amendment No. 1 dated January 25, 2006 to the Registration Rights Agreement dated October 17, 2005 between Jipangu and the Issuer.

* Incorporated by reference to the Form 8-K filed by the Issuer on January 26, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED as of September 10, 2007

JIPANGU INC. By: /s/ Kazunori Yoshimura Kazunori Yoshimura Director and Secretary